NEWS RELEASE

Brookfield Power to Acquire Four Hydroelectric Plants
in Northern Ontario

Gatineau, Quebec, January 20, 2006 - Brookfield Power announced today that is has signed an agreement with the shareholders of privately-owned Beaver Power Corporation to acquire the company and its four hydroelectric generating facilities in Northern Ontario totaling approximately 50 megawatts of generating capacity for an undisclosed purchase price.

The facilities are currently managed by Brookfield Power and include the following:

•	Carmichael Falls Generating Station Located on the Groundhog River, in the District of Cochrane, Ontario, this facility has capacity of approximately 19 megawatts.

•
Nagagami (Shekak) Generating Station Located on the Shekak River, approximately 80 kilometres west of Hearst, in the District of Cochrane, Ontario, this facility has capacity of approximately 19 megawatts.

•	Serpent River Generating Station Located on the Serpent River near Spanish, in the District of Algoma, Ontario, this facility has capacity of approximately 7 megawatts.

•	Cameron Falls Generating Station Located on the Aux Sables River, in the District of Sudbury, Ontario, this facility has capacity of approximately 5 megawatts.

The combined output of these facilities on average is approximately 220 gigawatt hours annually. All of the power produced by these facilities is sold under long term power purchase agreements with the Ontario Electricity Financial Corporation, with an average remaining duration of 38 years.

“We are pleased to expand our investment in power generation in Ontario. This acquisition will increase the number of our hydro plants in Ontario to 21. And with the completion of our 189 megawatt Prince wind power project currently under construction, our renewable generating capacity in the province will total almost 1,200 MW. We look forward to continuing to strengthen our renewable energy presence in Ontario through both acquisitions and developments,” said Harry Goldgut, Co-Chairman and Chief Executive Officer of Brookfield Power.

The transaction is conditional on approvals of regulatory agencies and other customary closing conditions and is expected to close later this quarter.

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About Brookfield Power
Brookfield Power comprises the power generating, transmission, distribution and marketing operations of Brookfield Asset Management. Brookfield Power has developed and successfully operated hydroelectric power facilities, primarily in North America, for almost 100 years. Brookfield Power’s portfolio comprises almost 3,500 megawatts of capacity and includes 131 hydroelectric power generating stations located on 43 river systems, 2 co-generation facilities and transmission and distribution assets, principally in the northeast. (See www.brookfield.com for more details). Brookfield Asset Management is a specialist asset manager. Focused on property, power and infrastructure assets, the company has approximately $40 billion of assets under management. The company is co-listed on the New York and Toronto Stock Exchanges under BAM. (See www.brookfield.com for more details).

For more information please contact:

Brookfield Power Shelley Moorhead Director, Corporate Communications & Investor Relations Tel: (819) 561-8072 Email: shelley.moorhead@brascanpower.com	Beaver Power Corporation Martin R. Langlois Tel: (416) 869-5672 Email: mlanglois@stikeman.com

Note: This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the companies to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the companies’ Annual Reports and Brookfield Asset Management’s Form 40-F filed with the Securities and Exchange Commission. The companies undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.